PILLSBURY WINTHROP SHAW PITTMAN LLP

2475 Hanover Street

Palo Alto, CA 94304

Telephone: (650) 233-4500

Facsimile: (650) 233-4600

November 15, 2005

VIA EDGAR AND FACSIMILE

Mr. Jay Mumford

Securities and Exchange Commission

101 F Street, N.E.

Washington, D.C. 20549

Re:	SunPower Corporation - Registration Statement on Form S-1

(File No. 333-127854)

Dear Mr. Mumford:

In connection with the above-referenced Registration Statement, and in accordance with our conversations, please be advised that SunPower Corporation (the “Company”) has decided to increase the estimated initial public offering price of the above-captioned offering to between $16.00 and $18.00 per share. Based upon our review of Section 461(b)(2) of Regulation C of the Securities Act of 1933, as amended, we believe it is not necessary to recirculate the Preliminary Prospectus in the above-captioned offering following such an increase in the estimated initial public offering price.

The Company does not believe that a higher per share offering price will materially change the disclosure contained in the Preliminary Prospectus. We have discussed the anticipated changes with the Company and with Credit Suisse First Boston and Lehman Brothers, the co-lead underwriters for the offering.

Outlined below are the reasons upon which such determination is based:

1. The changes in the offering summarized above will result in very few changes to the Preliminary Prospectus. Except for changes to the Capitalization table, the Dilution table (and conforming changes to the risk factor entitled “Purchasers in this offering will immediately experience substantial dilution in net tangible book value” and the tables in the “Management” section) and “Use of Proceeds” to reflect the increase in estimated initial public offering price, none of the principal sections concerning the Company (“Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”) will change in any respect as a result of the changes to the offering. The only other changes will consist of those previously discussed.

Specifically, in the “Capitalization” section ($ in thousands), the additional paid-in capital increased from $260,816 to $289,460, a $28,644 increase. In addition, the total stockholders’ equity and total capitalization increased from $203,413 to $232,057, a $28,644

Mr. Jay Mumford

November 15, 2005

increase. The Registrant believes the foregoing increases are not material to investors because they are a direct result of an increase in the price range, not an increase in the number of shares being sold, and thus is a reflection of additional proceeds to the Registrant. The additional proceeds do not change the Registrant’s use of proceeds and results of operations.

In addition, in the “Dilution” table, the net tangible book value, after giving effect to the offering, increased from $180.6 million to $209.3 million, or from $3.02 per share of common stock to $3.50 per share of common stock. This increased the immediate dilution in net tangible book value to new investors from $9.98 per share to $13.50 per share. Although this is a 35% increase, the Registrant believes the increase is not material to investors because the Preliminary Prospectus that investors received contained the Registrant’s net tangible book value as of September 30, 2005, which has not changed, as well as the method of calculation for the dilution in net tangible book value using the mid-point of the estimated price range. The Registrant believes that with this disclosure, investors understand the net tangible book value calculation and understand the impact on this calculation of an increase in the price range. The Registrant further believes that the increase is not material to investors because investors understand that, with an increased price range, there will technically be additional dilution in net tangible book value per share and that investors will have this information prior to confirmation of sales and prior to entering into a binding agreement to purchase stock.

The Registrant further notes that under “Risk Factors – Purchasers in this offering will immediately experience substantial dilution in net tangible book value,” it disclosed that purchasers in the offering will experience immediate and substantial dilution and that the common stock has in the past been sold at prices substantially lower than the estimated offering price. In addition, in “Dilution,” it disclosed that if the offering price is higher or lower, the dilution to new investors will be greater or less. Further, as indicated in “Underwriting” section, the pricing will be determined by negotiation between the Registrant and the underwriters based on a variety of factors. Thus, the Registrant believes that the changes to “Dilution” are not material to investors as they have previously been provided with the relevant information regarding dilution, including the method of calculation, the fact that the calculation is based on an estimated price and the impact on dilution of a change in the estimated price.

In the “Management—Executive Compensation” section, in the Option Grants in 2004 table, potential realizable values at the 5% and 10% rates of appreciation for Mr. Werner increased from $11.4 million to $15.6 million, $19.5 million to $26.1 million, and for Dr. Swanson increased from $7.9 million to $10.7 million and $13.4 million to $17.9 million, respectively. In addition, under the Aggregate Option Exercise Table, the Value of the Exercisable and Unexercisable In-the-Money Options at Fiscal Year-End for Mr. Werner increased from $1.4 million to $1.9 million and $11.4 million to $15.7 million and for Dr. Swanson increased from $190,500 to $250,500 and from $4.3 million to $6.0 million. The Registrant believes that these increases are not material to investors for the following reasons: the 5% and 10% assumed rates of appreciation and the Values of Unexercised Options are intended to be hypothetical examples calculated in accordance with the rules of the Commission, and the method of the calculation is clearly set forth in the footnotes and introductory language

Mr. Jay Mumford

November 15, 2005

to the tables. The Registrant also specified in the footnote to the Option Grants in 2004 table that these are not estimates or projections of future appreciation, and therefore the Registrant believes that the changes are not material to an investor’s decision.

2. While the amount of capital raised in the offering as described in “Use of Proceeds” will necessarily increase, the uses enumerated therein will remain the same.

3. The impact of the increased proceeds from the offering will even further improve the Company’s liquidity and its working capital.

4. All investors will receive a confirmation and a final prospectus fully disclosing the above-described changes. As a result, all investors will be aware of the changes prior to entering into a binding agreement to purchase stock.

I trust the above is responsive to your concerns. Please call me at (650) 233-4564 if you have any further questions concerning this matter.

Very truly yours,

/s/ Davina K. Kaile
Davina K. Kaile

cc:	Mr. Thomas H. Werner

Mr. Emmanuel T. Hernandez

Thomas J. Ivey, Esq.

M. A. Helvey